ATLAS PIPELINE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, PA 15275

August 19, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P.

Registration Statement on Form S-4

Filed August 19, 2013

File No. 333-190053

Dear Ms. Ransom:

On behalf of Atlas Pipeline Partners, L.P. (the “Company,” “we,” “us” or “our”), Atlas Pipeline Finance Corporation (“Finance Co”) and the Company’s guarantor subsidiaries named as registrants (together with the Company and Finance Co, the “Registrants”) in the Registration Statement on Form S-4, File No. 333-190053 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2013, we are writing to respond to the comments raised in the letter to the Registrants dated August 14, 2013, from the staff of the Commission (the “Staff”). For your convenience, we first restate your comments in bold and then provide the Registrants’ response.

General

1.	We note that you are working with the staff to address outstanding comments on your Form 10-K for the fiscal year ending December 31, 2012. Please note that any request for acceleration of effectiveness of this registration statement will be coordinated with our review of your Form 10-K for the fiscal year ended December 31, 2012.

Response: We acknowledge the Staff’s comment and note that we will coordinate a request for effectiveness of the Registration Statement with the Staff’s review of our Form 10-K for the fiscal year ended December 31, 2012.

2.	We note your disclosure throughout your registration statement that the notes being registered will be “unconditionally” guaranteed. Please also characterize your guarantees as “full” or tell us why you believe such reference is inappropriate. Please provide us with your analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. Specifically, please tell us how such guarantees constitute full and unconditional guarantees given that the terms of the indenture allow for the release of such guarantees under certain circumstances. In your analysis, please focus on those release circumstances cited in Section 10.05 of the Indenture filed as Exhibit 10.2 on the Current Report on Form 8-K filed on September 28, 2012.

Response: The Registrants have revised the discussions of the guarantors’ guarantees in “Summary of Terms of the Exchange Notes” and “Description of the Exchange Notes — Brief Description of the Notes and the Guarantees” of the Registration Statement to clarify that such guarantees are full and unconditional.

With respect to the Staff’s request that we provide our analysis as to how the subsidiary guarantees satisfy the requirements of Rule 3-10 of Regulation S-X (“Rule 3-10”), we respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124 – Financial Statements and Periodic Reports For Related Issuers and Guarantors, and in Sections 2510.4 and 2510.5 of the Division of Corporate Finance Financial Reporting Manual. We understand that it is the view of the Staff that a guaranty is not “full and unconditional” if it contains automatic release provisions. Notwithstanding this view, the Staff has allowed issuers to continue to rely on Rule 3-10 when the other requirements of such rule are met and the release provisions are limited to customary circumstances described in Section 2510.5 of the Financial Reporting Manual (“Section 2510.5”). The Indenture dated September 28, 2012, filed as Exhibit 10.2 to our Current Report on Form 8-K filed on September 28, 2012 (the “Indenture”) and the Supplemental Indenture dated as of December 20, 2012, filed as Exhibit 10.2 to our Current Report on Form 8-K filed on December 26, 2012 (together with the Indenture, the “Indenture”) provides that the guarantees of our subsidiary guarantors will be released in the following circumstances, as set forth in Section 10.05 of the Indenture:

•

(i) in connection with any sale or other disposition of all or substantially all of the assets of such subsidiary guarantor (including by way of merger or consolidation) to a person that is not (either before or after giving effect to such transaction) the issuer or a restricted subsidiary, if the company applies the net proceeds of that sale or other disposition in accordance with Section 4.07 thereof; or (ii) in connection with any sale or other disposition of all of the equity interests of a subsidiary guarantor to a person that is not (either before or after giving effect to such transaction) the issuer or a restricted subsidiary, if the company applies the net proceeds of that sale in accordance with Section 4.07 thereof; or

Analysis: This is consistent with the first bullet point example in Section 2510.5 and is thus a customary circumstance under which a guarantee may be released. We respectfully note that the Indenture provisions relating to this release are actually more restrictive than the customary circumstance referenced in the first bullet point example in Section 2510.5, as the release is only permitted if the proceeds of such sales or dispositions are applied in the manner specified in the Indenture.

•	if the company designates any restricted subsidiary that is a subsidiary guarantor as an unrestricted subsidiary; or

Analysis: This is consistent with the second bullet point example in Section 2510.5 and is thus a customary circumstance under which a guarantee may be released.

•

upon legal defeasance pursuant to Article 8 thereof or upon satisfaction and discharge of the Indenture pursuant to Article 11 thereof, provided that it is then no longer an obligor with respect to any indebtedness under any credit facility.

Analysis: This is consistent with the fourth bullet point example in Section 2510.5 and is thus a customary circumstance under which a guarantee may be released.

As a result of the foregoing analysis, the Registrants respectfully submit that the guarantees are “full and unconditional” and the Registrants otherwise satisfy all of the requirements of Rule 3-10, and, accordingly, that the Registrants are entitled to avail themselves of the relief provided thereunder.

3.	We note that you are registering the registered notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: We respectfully draw your attention to the fact that “Exchange Offer – Resale of Exchange Notes” and Section 4 of the Letter of Transmittal attached as exhibit 99.1 to the initial S-4 filing, state that we are registering the exchange offer in reliance on the Commission’s position contained in the referenced no-action letters. Nevertheless, attached to this response letter as Annex I is a supplemental letter from the Company stating that it is registering the exchange offer in reliance on the Commission’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no action letters, which includes the representations contained in the Morgan Stanley and Sherman & Sterling no action letters.

Fee Table

4.

We note your reference to Rule 457(p) of the Securities Act, as amended, in the footnotes to the fee table. It is unclear to us if the offering related to the registration statement on Form S-4 (File No. 333-184804) filed on November 7, 2012 has been completed or terminated. In this regard, under Rule 457(p) fees may be transferred only after the offering has been completed or terminated, or withdrawn. If the offering related to the registration statement on Form S-4 filed on November 7, 2012 has not been completed or terminated, please revise the fee table accordingly. Alternatively, please withdraw the registration statement on Form S-4 filed on November 7, 2012, as required by Rule 457(p).

Response: We have filed an amendment terminating the registration statement on Form S-4 filed on November 7, 2012. No offers were made, nor were any securities issued, under such registration statement.

Exchange Offer, page 35

5.	Please revise to discuss any penalties you will incur for failure to comply with the provisions of the Registration Rights Agreement that relate to your obligation to consummate the Exchange Offer no later than 360 days after the Closing Date, as such terms are defined in the Registration Rights Agreement.

Response: We acknowledge the Staff’s comment and have included in a new subsection, “Exchange Offer – Registration Rights; Additional Interest” the discussion of penalties that may be incurred for failure to comply with the provisions of the Registration Rights Agreement. We respectfully note that this discussion also appears in the existing disclosure under “Description of the Exchange Notes – Registration Rights; Additional Interest.”

Where You Can Find More Information, page 90

6.	Please revise this section to include the language required by Item 11(b) of Form S-4, to reflect that all documents subsequently filed by you pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus. We note that you include language reflecting incorporation of such documents including “filings made after the date of the initial registration statement…and before effectiveness of the registration statement,” presumably in response to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, however, such language does not capture the same length of time.

Response: We acknowledge the Staff’s comment and have revised the disclosure in this section to state that all documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 of 15(d) of the Exchange Act prior to the termination of the offering under the Registration Statement shall be deemed to be incorporated by reference, as required by Item 11(b) of Form S-4.

7.	Please include the Current Report on Form 8-K filed on August 6, 2013 and the quarterly report on Form 10-Q filed August 9, 2013 to the list of documents incorporated into the registration statement by reference. Refer to Item 13(a)(2) of Form S-4. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statements effective date.

Response: We acknowledge the Staff’s comment and have revised the disclosure under “Where You Can Find More Information” to include the Form 10-Q filed on August 9, 2013 in the list of documents incorporated by reference into the Registration Statement. We respectfully advise the Staff that we have not included the Form 8-K filed on August 6, 2013 in such list because this Form 8-K was furnished pursuant to Item 2.02 of Form 8-K.

8.	We presume that you will incorporate by reference the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, as requested in the comment above. It is unclear to us from the disclosure in Note 18 – Supplemental Condensed Consolidating Financial Information – on page 42 if the “Guarantor Subsidiaries” column includes all subsidiary guarantors identified in the table of registrant guarantors that follows the cover page of the registration statement. In this regard, we note that you have added 7 new guarantors, all “APL SouthTex” entities. Please advise us how you believe you are in compliance with Rule 3-10 of Regulation S-X. Please refer to Rule 3-10(f)(4) of Regulation S-X.

Response: We have incorporated by reference in the Registration Statement the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013. Additionally, please see our response to Comment 2 with respect to our conclusion that the guarantees are “full and unconditional.” In this regard, we note that the “Guarantor Subsidiaries” column contained in the disclosure in Note 18 – Supplemental Condensed Consolidating Financial Information – in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2013 does include all subsidiary guarantors identified in the table of registrant guarantors, including the seven new guarantors. Based on our conclusions that all of the guarantor subsidiaries’ guarantees are “full and unconditional” pursuant to Comment 2, and that we have included in Note 18 of the Form 10-Q for the quarter ended June 30, 2013 the seven “APL SouthTex” entities, we believe that we are in compliance with Rule 3-10.

Exhibits

9.	Please file for your subsidiary guarantors the exhibits required by Item 601(b)(3) of Regulation S-K.

Response: We have filed for each subsidiary guarantor the exhibits required by Item 601(b)(3) of Regulation S-K. These documents are filed as Exhibits 3.1 – 3.55 to the Registration Statement.

Exhibit 5.1

10.	We note the statements in the penultimate paragraph that counsel is not expressing an opinion as to the laws of any jurisdiction besides those specifically named in the opinion. In this regard, we note that some of the subsidiary guarantors are incorporated in Texas and that jurisdiction is not specifically included in the opinion. Please revise your legal opinion accordingly. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

Response: We have filed as Exhibit 5.1 a revised opinion of counsel covering the applicable laws of the State of Texas.

Exhibit 23.2

11.	Please arrange for your auditor to include a consent that references the current registration statement.

Response: We have filed as Exhibits 23.1 – 23.3 updated auditors’ consents that reference the current registration statement.

In connection with this acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Trey Karlovich at (918) 574-3549.

Sincerely,

/s/ Robert W. Karlovich, III
Robert W. Karlovich, III Chief Financial Officer Atlas Pipeline Partners, L.P.

Annex I

ATLAS PIPELINE PARTNERS, L.P.

Park Place Corporate Center One

1000 Commerce Drive, 4th floor

Pittsburgh, PA 15275

August 19, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 200549

Re:	Atlas Pipeline Partners, L.P.

Amendment No. 1 to Registration Statement on Form S-4

Filed August 19, 2013

File No. 333-190053

Dear Ms. Ransom:

This letter supplements Amendment No. 1 to Form S-4 of Atlas Pipeline Partners, L.P. (the “Company”) and the co-registrants named therein with respect to (i) the offer and exchange (the “Exchange Offer”) by the Company and Atlas Pipeline Finance Corporation of $500,000,000 aggregate principal amount of their 6 5/8% Senior Notes due 2020 (the “New Issue Notes”), for a new series of notes bearing substantially identical terms and in the like principal amount (the “Exchange Notes”) and (ii) the guarantees (the “Guarantees”) of certain subsidiaries of the Company listed in the Registration Statement as guarantors (the “Guarantors”) of the New Issue Notes and the Exchange Notes. In connection with the above-referenced Registration Statement (the “Registration Statement”), the Company hereby confirms and represents as follows:

1. The Company is registering the Exchange Offer in reliance on the Staff’s position and representations set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering New Issue Notes in the

Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for New Issue Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Company will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding New Issue Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such New Issue Notes pursuant to the Exchange Offer. The letter of transmittal also will include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

ATLAS PIPELINE PARTNERS, L.P.
By: Atlas Pipeline Partners GP, LLC

By:	/s/ Robert W. Karlovich, III
Name: Robert W. Karlovich, III
Title: Chief Accounting Officer